Linda Rockett | 617 348 4888 | lrockett@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

August 8, 2013

Via EDGAR and by Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Re:	Ruthigen, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted May 24, 2013

CIK No. 0001574235

Ladies and Gentlemen:

We are submitting this letter on behalf of Ruthigen, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 21, 2013 (the “Comment Letter”) from Jeffrey P. Riedler, Assistant Director, to Hojabr Alimi, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company submitted with the Commission on May 24, 2013 on a confidential basis pursuant to Title 1, Section 106 of the Jumpstart Our Business Startups Act (the “Confidential Submission”). In conjunction with this letter, the Company is making its initial public filing (the “Initial Public Filing”) of such registration statement and making further amendments thereto (as amended, the “Registration Statement”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in the Initial Public Filing. Page numbers referred to in the responses reference the applicable pages of the Initial Public Filing.

We are providing by overnight delivery to Daniel Greenspan of the Staff five courtesy copies of this letter and the Registration Statement that have been marked to show changes from the initial filing of the Confidential Submission on May 24, 2013.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

General

1.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company respectfully submits that it has included additional exhibits to the Initial Public Filing, and will submit or file additional exhibits to the Registration Statement as soon as practicable. The Company acknowledges that the Staff may have further comments upon examination of such exhibits.

2.	We note that your draft registration statement includes the Representative’s warrants and the common stock underlying those warrants as securities to be registered in this offering. Please be advised that the registration of the issuance of these securities to the Representative, which are to be received by the Representative as underwriting compensation, does not entitle the Representative to subsequently resell such securities to the public without additional registration. As an underwriter, the Representative must avail itself of a resale registration statement or an applicable exemption from Section 5 of the Securities Act of 1933 in order to sell the securities.

Response: The Company respectfully acknowledges the Staff’s comment and has informed the Representative of the Staff’s comment.

3.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

Response: The Company respectfully submits that it does not anticipate using any graphic, visual or photographic information, other than such information already included in the Registration Statement. The Company will supplementally provide the Staff with copies of any additional graphic, visual or photographic information used in the printed prospectus. The Company acknowledges that the Staff may have further comments upon examination of such additional material.

4.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please state your election under Section 107(b) of the JOBS Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

In addition, please describe the extent to which any of the exemptions available to emerging growth companies are also available to you as a Smaller Reporting Company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5-6, 29 and 38 of the Initial Public Filing.

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: As of the date of this response letter, the Company has not relied upon the procedures available to emerging growth companies under Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company will furnish any such material to the Staff in connection with future correspondence, if the Company relies upon such section to provide material to qualified institutional buyers or institutional accredited investors.

To date, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. The Company will supplementally provide the Staff with any such research reports should any be published or distributed in reliance on Section 2(a)(3) of the Securities Act.

6.	Please tell us what consideration you gave to presenting the historical results of the novel biotechnology business of Oculus Innovative Sciences, Inc. in separate financial statements (i.e., carve-out financial statements) prior to your inception. It would appear that presenting carve-out financial statements to include all relevant activities that have been part of the history of your business, and that can be expected to repeat as the business continues in the future, is required. Separately reference for us any authoritative literature you rely upon to support your position.

Response: The Company respectfully submits the following response to the Staff:

We note the Staff’s observations relating to the presentation of historical results of the novel biotechnology business of the Company’s parent, Oculus Innovative Sciences, Inc. (“Oculus”), in separate financial statements (i.e., carve-out financial statements (SEC SAB Topic 1B.1)) prior to the Company’s inception. As described below, following the disclosure of RUT58-60 to Oculus’ intellectual property counsel in December 2012, Oculus formed a wholly-owned subsidiary named Ruthigen, Inc., or the Company. In January 2013, the Company was incorporated in the State of Nevada. Financial statements have been prepared for the Company reflecting all activities of the business since formation. No direct or indirect product related costs were incurred by Oculus specifically relating to the new formulation, RUT58-60, prior to this time period.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

Such audited financial statements as of and for the period ended March 31, 2013 have been included in the Registration Statement. No carve out financial statements for the period prior to January 2013 are necessary since all direct or indirect product related costs incurred specifically relating to the new formulation, RUT58-60, are already included within the historical financial statements of the Company for the period ended March 31, 2013.

The Company, a wholly-owned subsidiary of Oculus, has submitted the Registration Statement to register shares being sold in a proposed initial public offering of the Company. In connection with the filing of the Registration Statement, the Company is required to include audited historical financial statements reflecting the operating activities of the Company. The Company has executed a license and supply agreement with Oculus pursuant to which the Company will license from Oculus certain of Oculus’ proprietary technology related to the use of hypochlorous acid for specific indications and territories as defined in the license and supply agreement between the companies, effective upon the completion of the proposed initial public offering.

The Company also executed a separation agreement with Oculus to allow the Company to access the capital market and fund the development of the newly discovered RUT58-60 as a drug for prevention of infection in abdominal surgery. This market is currently not available to Oculus and its technology due to both technological and regulatory limitations.

Therefore, prior to 2013, Oculus has not incurred any direct or indirect product costs with respect to the product candidate, RUT58-60, that the Company intends to pursue or has developed. Based on the discussion presented below, audited financial statements for the Company for the period from inception through March 31, 2013, represent the best available financial information on the Company for the Registration Statement.

Information about Oculus Innovative Sciences, Inc.

Oculus is the parent company of the Company. Oculus is a global healthcare company that designs, manufactures and markets prescription and non-prescription products in over 20 countries. Oculus is pioneering innovative products for the dermatology, surgical, advanced wound and tissue care, and animal healthcare markets. Oculus’ primary focus is on the commercialization of its proprietary technology platform called Microcyn® Technology but does not have the necessary regulatory approvals to market Microcyn® as a drug or as a medical device with an antimicrobial or wound healing indication in the United States. To date, Oculus’ Microcyn-based products have received seven FDA 510(k) clearances in the United States. Many of these clearances are for use as a medical device in wound cleaning, or debridement, lubricating, moistening and dressing, including traumatic, acute and chronic wounds. Oculus’ products are cleared and marketed as a topical medical device for patients suffering from open wounds and dermatological indications in the United States. Oculus’ products are developed based on its proprietary technology platform called Microcyn® Technology, a stable formulation of hypochlorous acid cleared for topical use in the U.S. In the United States, Microcyn® is cleared by the United States Food and Drug Administration (the “FDA”) as a medical device for the mechanical cleaning and debridement of wounds. Oculus’ advancement in invasive procedures has been hindered in the past by capital limitations and technological challenges to produce a product as required for a drug approval by the FDA. Based on the directive given by the board of directors of Oculus in November 2012, Oculus’ management began investigating the idea of creating a wholly-owned subsidiary within which to pursue the development of such a new drug.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

Oculus does not have the necessary capital to execute the required clinical trials for the newly discovered RUT58-60 or the regulatory approvals to market such formulation as a drug or for invasive use in the United States, nor does Oculus have the clearance to market Microcyn® with any therapeutic indications to include antimicrobial or wound healing claims in the United States. Oculus has not developed a formulation approved by the FDA as a topical or an invasive drug. Furthermore, the use of hypochlorous acid (HOCl) based products for use as a drug or during invasive procedures shall require additional drug development activities as required by the FDA. The board of directors of Oculus has determined that the best course of action is to fund drug development activities through its wholly-owned subsidiary, the Company.

Information about the Company

The Company was incorporated in Nevada on January 18, 2013 as a wholly-owned subsidiary of Oculus. The Company’s offices are located in Santa Rosa, California. The Company is a development-stage biopharmaceutical company committed to the discovery, development, manufacture and commercialization of RUT58-60, a pure form of hypochlorous acid-based solution with two to four times the concentration of HOCl as Microcyn® based products manufactured by Oculus while expecting to meet the stringent drug requirements mandated by the FDA, including, but not limited to, sterility, stability, safety and efficacy. In contrast to Microcyn, the proposed drug candidate RUT58-60 contains stabilizers, including magnesium, and is intended for use during invasive procedures with direct exposure to internal tissue and organs. The proposed formulation development will be used for the prevention of infection associated with surgical and traumatic procedures.

The Company’s Principal Product Candidate: RUT58-60

On December 7, 2012, Oculus disclosed new, unique hypochlorous acid-based formulations to its intellectual property counsel. The formulations formed the basis for the current RUT58-60 formulation. The RUT58-60 drug was first formulated by the Company in January 2013. This unique new drug candidate, RUT58-60, utilizes a unique method of manufacturing that is different than what is used to manufacture Oculus’ products, and has a corresponding purified chemical active ingredient that is more concentrated than Oculus’ Microcyn® Technology containing other elements, such as magnesium, to meet FDA’s drug stability requirements. This formulation uses design elements that management believes will allow the product candidate to be evaluated and reviewed as a biopharmaceutical agent, as opposed to a medical device.

No direct or indirect product related costs were incurred by Oculus specifically relating to the new formulation, RUT58-60, prior to this time period.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

Business Rationale for Initial Public Offering

Oculus believes that RUT58-60 is worthy of further scientific and clinical development. The vision is to design and complete clinical studies and to secure marketing approvals and gain market share through subsequent commercialization efforts. Oculus believes that the creation of the Company and the completion of the proposed initial public offering will create a vehicle where an independent management and differentiated resources will be able to provide the necessary focus for the further development of the proposed RUT58-60 as a drug candidate.

7.	It appears that you are required to disclose unaudited pro forma financial information in accordance with Article 11 of Regulation S-X to reflect the effect of the transactions that have been or will be completed prior to or concurrently with the closing of your offering on your historical financial statements and to combine any carve-out financial statements of your predecessor operations. In your next amendment please include unaudited pro forma financial information to give effect to your offering, to present the continuing impact of the series of transactions that will take effect upon the completion of your offering and to combine your predecessor carve-out financial information or tell us why including such pro forma financial information is considered not required.

Response: The Company respectfully submits the following response to the Staff:

The Company notes the Staff’s observations relating to: (1) unaudited pro forma financial information to give effect to the proposed offering; (2) the continuing impact of the series of transactions that will take effect upon the completion of the offering; and (3) combining carve-out financial information from Oculus’ historical operations. The Company gave consideration to the following factors when assessing the need for presenting pro forma information: the impact of the series of transactions the Company and Oculus have entered into, and historic carve-out financial information.

1) The Company has prepared unaudited pro forma financial information (included in the Initial Public Filing) which includes the Company’s proposed capital raise ($22 million, excluding the underwriters’ over-allotment option) along with unaudited pro forma balance sheet and the related effect of the proposed initial public offering. The Company will provide additional details regarding price per share in a later revision of the Registration Statement. Further, the Company has provided estimates of the initial public offering transaction costs. These include underwriter’s discounts and commissions, other legal and accounting fees, printer and filing fees, and other expenses.

2) The Company and Oculus have executed three contracts, the license and supply agreement, separation agreement and the shared services agreement, that do not take effect until after a Qualifying IPO, as defined in those agreements. A Qualifying IPO would have to be in excess of $12 million of gross proceeds. There can be no assurance that such an offering will take place at this time. There is no guarantee that Oculus will get paid or reimbursed by the Company for any expenses or milestone or other arrangement at this time. Any such payments would be subject to the completion of an initial public offering. The Company expects the first milestone event to occur after the pricing of the initial public offering. Should the first milestone event happen prior to the completion of an initial public offering, milestone payments would be deferred until immediately post-initial public offering. In regards to the fixed fees defined in the shared services agreement, the Company believes these are de minimus ($5,000/month). These payments also do not start until after the completion of the proposed initial public offering. Additionally, as defined in the shared services agreement, research and development projects and other special projects will be billable to the Company by Oculus on an hourly basis; however, no projects have been defined to date. Milestone and/or royalty payments, as defined in the license and supply agreement, are also subject to uncertainty and at this time the Company cannot estimate any level of payments that the Company may be obliged to pay to Oculus given the uncertainty of these events.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

3) As detailed in the Company’s response to comment No. 6 above, the Company believes it is not required to provide the historic carve-out financial information. All direct and indirect costs specifically relating to the Company’s product candidate, RUT58-60, are already included in the Company’s historical financial statement provided in the Registration Statement. There are no other direct or indirect product cost specifically relate to RUT58-60 to report prior to the inception and incorporation of the Company.

Prospectus Summary, page 2

8.	Please expand the opening paragraph of your Prospectus Summary under “Overview” to make clear that you are a development company with no approved products and, immediately prior to the offering, have been a wholly-owned subsidiary of Oculus that was formed in January 2013.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the opening paragraph of the Prospectus Summary under “Overview” on page 1 of the Initial Public Filing and the Company has included the same disclosure on pages 37 and 42 of the Initial Public Filing.

9.	We note your statement on page 2, and beginning on page 43 in the “Business” section, that you believe RUT58-60 will be able to meet the safety and efficacy standards that the FDA requires for the approval of a new drug. Please expand this disclosure to make clear that the process to obtain FDA approval can be unpredictable and can take several years, and that you cannot guarantee that your product candidate will ever obtain such approval.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 16, 37 and 42 of the Initial Public Filing.

10.	We note your statements on page 3, and on page 44 in the “Business” section, regarding the safety, tolerability and broad-range antimicrobial potency of RUT58-06, and that it does not appear to promote resistance to bacteria. Please expand your disclosure to make clear that conclusions are based on preclinical trials only.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 38 and 43 of the Initial Public Filing.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

11.	We note your statement on page 3 regarding your discussions with pharmaceutical companies regarding partnership and collaboration activities. Please expand this disclosure to make clear, if true, that you have no such arrangements in place and that you cannot guarantee that you will be able to secure any such arrangement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 38, 43 and 51 of the Initial Public Filing.

Risks Relating to Our Business, page 5

12.	Please combine the first and fifth bullet points, as they appear to be redundant.

Response: In response to the Staff’s comment, the Company has combined the first and fifth bullet points into one bullet point on page 4 of the Initial Public Filing.

13.	Please expand your summary of risk factors in this section to include the risks relating to:

•	Oculus’s control of a significant portion of your outstanding common stock after the transaction;

•	the potential conflict(s) of interest given that your directors will serve simultaneously as directors of Oculus and that your chief executive officer and directors hold Oculus common stock and rights to purchase Oculus common stock;

•	the risks you will face as a standalone public company that you did not face as a wholly owned subsidiary of Oculus; and

•	the anticipated benefits of the Separation and the Distribution that you and/or your stockholders may not achieve.

Response: In response to the Staff’s comment, the Company has expanded its summary of risk factors in the “Risks Relating to Our Business” section on pages 4-5 of the Initial Public Filing.

“We are a development stage company with no commercial products.” page 9

“We are heavily dependent on the success of our lead drug candidate...” page 9

“We have limited knowledge and experience with NDA studies...” page 11

14.	Please expand each of these risk factors to disclose that you have not yet submitted an IND to the FDA in order to begin clinical trials for RUT58-60.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 8 and 10 of the Initial Public Filing.

“We may be unable to maintain sufficient product liability insurance.” page 13

15.	Please describe briefly the circumstances under which you may need to obtain additional coverage under the supply agreement and, when you enter into independent insurance plan, please quantify your insurance coverage.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Initial Public Filing.

“We may not be able to attract, retain, or manage highly qualified personnel...” page 15

16.	Please expand this risk factor to identify any key employees other than your two executive officers.

Response: In response to the Staff’s comment, the Company has revised this risk factor on page 14 of the Initial Public Filing.

“We expect to face competition, often from companies with greater resources...” page 19

17.	Please expand this risk factor to identify your anticipated competitors.

Response: In response to the Staff’s comment, the Company has revised this risk factor on page 19 of the Initial Public Filing.

“We expect that we may need additional funding to advance our clinical trial...” page 21

18.	Please revise this risk factor to disclose the quarter through which you believe your available funds following the offering will be sufficient to fund your operations. We note the disclosure in your Use of Proceeds on page 33 that you intend to use the net proceeds from the offering, in part, to initiate your first pivotal trial, yet on page 21 you state that such funds will not be sufficient to conduct your pivotal trials. Please clarify this apparent discrepancy.

Response: In response to the Staff’s comment, the Company has revised this risk factor on page 20 of the Initial Public Filing.

“Your investment in our common stock may be adversely affected if Oculus...” page 25

19.	Please combine this risk factor with the risk factor captioned “The Distribution may not occur” on page 27, as they appear to describe the same risk(s).

Response: In response to the Staff’s comment, the Company has combined this risk factor with the risk factor captioned “The Distribution may not occur” on page 24 of the Initial Public Filing.

“Oculus may not distribute our shares it holds to its stockholders...” page 26

20.	Please combine this risk factor with the risk factor captioned “We may be unable to achieve some or all of the benefits...” on page 27, as they appear to describe the same risk(s).

Response: In response to the Staff’s comment, the Company has combined this risk factor with the risk factor captioned “We may be unable to achieve some or all of the benefits...” on page 26 of the Initial Public Filing.

“The assets and resources that we acquire from Oculus...” page 27

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

21.	Please expand this risk factor to disclose any material assets or resources, other than those which you will receive from Oculus in the Separation, that you have identified that you will need to operate as a stand-alone company.

Response: In response to the Staff’s comment, the Company has expanded this risk factor on page 26 of the Initial Public Filing.

“Financial reporting obligations of being a public company...” page 30

22.	Please combine this risk factor with the risk factor captioned “Our management will be required to devote...” on page 30, as they appear to describe the same risk(s).

Response: In response to the Staff’s comment, the Company has combined this risk factor with the risk factor captioned “Our management will be required to devote...” on page 29 of the Initial Public Filing.

Industry and Market Data, page 32

23.	Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements that you have not independently verified third party data and that the results and estimates from your internal research have not been verified by any independent source could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include a statement specifically accepting liability for these statements.

Response: In response to the Staff’s comment, the Company has deleted these statements and revised the disclosure under the section entitled “Industry and Market Data” on page 31 of the Initial Public Filing.

Use of Proceeds, page 33

24.	Please expand your disclosure regarding your use of proceeds to provide the estimated amount of proceeds to be used for each of:

•	the planned Phase 1/2 clinical trial;

•	initiation of the first pivotal trial;

•	the establishment and validation of your manufacturing facility; and

•	the milestone payments under your license and supply agreement.

Response: In response to the Staff’s comment, the Company has expanded its disclosure regarding the use of proceeds on pages 32 and 39 of the Initial Public Filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations JOBS Act, page 39

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

25.	Although you mention the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards, it is unclear whether you are opting out of this provision. Please revise your disclosure to clarify. To the extent you wish to follow the extended transition period permitted under the Securities Act, please revise your disclosure here and in a risk factor to highlight that in the future your financial statements may not be comparable to those of other public companies. To the extent you opt out of the extended transition period, please revise your disclosure to indicate that this election is irrevocable. Please see Questions 13 and 37 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 29 and 38 of the Initial Public Filing.

Research and Development, page 40

26.	We noted a statement made during Oculus Innovative Sciences’ third quarter 2013 earnings call that your parent’s plan is to shift the burden of its high-expense RUT58-60 drug development program to Ruthigen. Please include disclosure about the estimated future expenses related to the development of RUT58-60. To the extent that this information is not estimable, disclose that fact and the reason why it is not estimable. To the extent that at least some portion of future development expenses was estimated to support the size of your offering in discussions with your underwriters, please disclose those estimates clarifying which specific future expenses are included in your disclosure. Please note that you may inform potential investors that the amounts you disclose are estimates and that those estimates are subject to revision and the reasons therefor.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 39 and 51 of the Initial Public Filing.

Liquidity and Capital Resources, page 40

27.	Please include a discussion of the cash advances and direct payments made by your parent subsequent to March 31, 2013 as applicable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 39 of the Initial Public Filing.

Contractual Obligations, page 41

28.	Please include a discussion that quantifies the potential milestone payments to Oculus that have been omitted from a contractual obligations table and disclose the events that would trigger these payments. Please confirm to us that all of your payment obligations under your collaboration agreements with Oculus and/or with other parties have been disclosed in this section as appropriate.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has submitted, jointly with Oculus, an application for confidential treatment for certain provisions included in the license and supply agreement in which it is seeking to redact from the license and supply agreement the breakdown of milestone payments. Therefore, the Company has only included a description of the milestones payments to Oculus and included the aggregate amount of such milestone payments.

Given the significant uncertainty surrounding each milestone and the length of time before they are anticipated to be achieved, the Company believes that its redacted disclosure is preferable to listing the individual milestones payments.

The milestone payments represent substantive steps in the development and approval process. The Company will pay Oculus the respective milestone payment when the various targets have been achieved. Substantial risk exists as to whether the Company will ever achieve such milestones due to the fact that it is inherently difficult for pharmaceutical companies to develop drugs.

The Company respectfully refers the Staff to the disclosure on pages 53 and F-10 of the Initial Public Filing which detail the aggregate amount of the milestone payments and each of the individual milestone events (without specifying the value placed on each of the individual milestone events).

Operating Capital and Capital Expenditure Requirements, page 41

29.	Although you disclose on page 67 that you have no equity awards outstanding at March 31, 2013, please include an itemized chronological schedule covering any equity instruments that have been or will be issued prior to or concurrently with the closing of your offering (including stock units, options, warrants, etc.) and include the following information separately for each equity instrument issuance:

•	The date of the transaction;

•	The number of equity instruments issued or options granted;

•	The exercise price of equity instruments granted if applicable;

•	The fair value of the common stock on each grate date and how the fair value was determined;

•	Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•	If the valuation specialist was a related party, please state that fact.

After your estimated IPO price range has been disclosed, discuss each significant factor contributing to the difference between the fair value as of the date of each date of issuance and the estimated IPO price. Please continue to update your disclosures for any grants or equity issuances up until the time of effectiveness of your registration statement. Please note that once your filing includes an estimated offering price we may have further comments.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

Response: To date, the Company has not issued any equity awards and it does not plan to issue any equity awards prior to the consummation of the proposed initial public offering. It is anticipated that the Company will grant on the 46th day after the completion of the proposed initial public offering restricted stock units to its employees and directors, the number of which will be determined and disclosed prior to the effectiveness of the Registration Statement. Consequently, the fair value of the restricted stock units will be determined on the grant date.

Business, page 43

Select Pathogen Activity of RUT58-60, page 49

30.	This section contains several technical or other terms that are not defined or explained. Please explain the meaning and significance of the following terms the first time you use them:

•	Biocompatibility;

•	Logs and log reduction;

•	Full biological activity; and

•	Serial dilutions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 37, 42 and 48 of the Initial Public Filing to define or add language that clarifies the terms noted above, other than “full biological activity,” which it has deleted altogether and substituted more descriptive language on page 48 of the Initial Public Filing in lieu thereof.

Market Opportunity, page 51

31.	Please delete your discussion of the $1 trillion global medicines market, as the specific market the company is targeting for its products – the prevention and treatment of infection in invasive applications – is far more narrow and less inclusive than the world’s entire medicines market. In addition, please provide in your disclosure an explanation of how you derived the estimate of $700 million as the market for RUT58-60 in the abdominal surgery indication. In your revised disclosure, please clarify whether the figure of $700 million corresponds directly to the use of anti-infectives to prevent and treat infection in abdominal surgeries.

Response: In response to the Staff’s comment, the Company has deleted the discussion of the $1 trillion global medicines market and revised its disclosure on page 50 of the Initial Public Filing.

Intellectual Property, page 54

32.	Please expand your disclosure to identify the expiration dates of your material patents.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 56 of the Initial Public Filing.

Government Regulation and Product Approval—The Physician Payment Sunshine Act, page 62

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

33.	Please define “ACA.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Initial Public Filing to clarify that ACA means Affordable Care Act.

Management—Board Committees and Independence, page 64

34.	Please provide the information required by Item 407 of Regulation S-K when it becomes available.

Response: The Company acknowledges the Staff’s comment and will provide the information required by Item 407 of Regulation S-K when it becomes available.

Certain Relationships and Related Person Transactions, page 70

Relationship with Oculus, page 70

35.	Please expand your disclosure to describe the reasons for the Separation.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on pages 4, 26 and 71 of the Initial Public Filing.

36.	We note your disclosure on page 4 that you plan to enter into a separation agreement with Oculus. Please expand your disclosure to identify and describe the material terms of this agreement, including without limitation any assets or liabilities you will acquire from Oculus, and file a copy as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company has included a description of the material terms of the separation agreement on pages 54-56 of the Initial Public Filing and filed the separation agreement as exhibit 10.9 to the Registration Statement.

Description of Capital Stock, page 73

37.	Please expand your disclosure to describe briefly:

•	the dividend rights of your common stock;

•	the vote required by holders of your common stock to take action; and

•	whether cumulative voting is permitted.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 73 of the Initial Public Filing.

38.	We note that Section 2.11 of your by-laws allows stockholder action by written consent in lieu of a meeting, yet Article VIII, Section 1 of your articles of incorporation specifically denies the power of stockholders to consent in writing without a meeting. Please provide us with an explanation for this discrepancy and the impact, if any, this prohibition on stockholder action by written consent has had on the corporate actions authorized by stockholders to date. We may have further comments based on your response.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

Response: In response the Staff’s comment, the Company amended its articles of incorporation on July 10, 2013 to allow stockholders to take action by written consent in lieu of a meeting by eliminating Article VIII, Section 1 of the Company’s articles of incorporation. The Company has filed the amendment as exhibit 3.1.1 to the Registration Statement.

39.	Please expand your disclosure to describe briefly any provision of your articles of incorporation or by-laws that would have an effect of delaying, deferring or preventing a change in control.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 73-74 of the Initial Public Filing.

Financial Statements

Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

40.	Please disclose your accounting policy for share-based payments such as your 2013 Equity Incentive Plan and assure that all of the disclosures required by ASC 718, as applicable, have been made. In your response please separately tell us whether any of your employees received equity-based awards from Oculus Innovative Sciences, Inc. and tell us your accounting for these awards. Reference for us the authoritative literature you rely upon to support your position.

Response: The Company respectfully submits the following response to the Staff:

We note the Staff’s observations with regard to disclosure of the Company’s accounting policy and accounting for share-based payments related to our 2013 Equity Incentive Plan, as required by ASC 718.

In response to the Staff’s comment, the Company has added a policy disclosure on page F-8 of its financial statements included in the Initial Public Filing. However, as of the filing of the Initial Public Filing and consistent with customary practice for this stage in the initial public offering, the Company’s 2013 Equity Incentive Plan has not been formally approved by its stockholder. Oculus has approved the form of the 2013 Equity Incentive Plan in connection with its entry into the separation agreement, but the final share numbers will not be approved until closer to the pricing of the initial public offering. The 2013 Equity Incentive Plan will not take effect, in any event, until the consummation of the initial public offering. Therefore, there have not been any equity awards issued from the 2013 Equity Incentive Plan and there will not be until after the plan becomes effective following the consummation of the initial public offering.

Oculus has not issued equity-based awards to the Company’s employees for services performed at the Company. Prior to the commencement of their respective employments with the Company, Oculus has, from time to time, issued equity awards in the form of stock options to the Company’s current Chief Executive Officer, who was the former chief executive officer of Oculus, and to the Company’s Director of Regulatory Affairs, who was formerly employed by Oculus. The compensation expense related to these awards is de minimis and has been recorded in Oculus’ consolidated financial statements in accordance with the guidance enumerated in ASC 718.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

Note 5. Commitments and Contingencies, page F-9

41.	Please include a discussion of your agreement with your parent under which your primary assets serve as collateral for certain loan and security agreements entered into by your parent. Please assure that your financial statements include all of the disclosures required by ASC Topic 450, ASC Topic 460, ASC Topic 850 as applicable. For example, your disclosure should describe the terms of the arrangement that resulted in your assets being pledged as collateral for the parent company debt and should clarify the extent to which your parent is dependent on your cash flows to service or pay off its debt and the method by which the servicing or pay off will occur.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-11 of its financial statements included in the Initial Public Filing.

Part II, Item 16. Exhibits and Financial Statement Schedules

42.	Please file a copy of the form of lock-up agreement with your directors, executive offices and Oculus as an exhibit to your registration statement, when it becomes available.

Response: The Company respectfully advises the Staff that it will file a copy of the form of lock-up agreement as an exhibit to the Underwriting Agreement, which will be filed as an exhibit in a future amendment to the Registration Statement.

*   *   *   *   *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to contact me at 617-348-4888 or lkrockett@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Linda K. Rockett
Linda K. Rockett

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2013

cc:	Securities and Exchange Commission

Jeffrey Riedler, Assistant Director

Ibolya Ignat

Mark Brunhofer

Amy Reishauer

Daniel Greenspan

Ruthigen, Inc.

Hojabr Alimi, Chief Executive Officer

Sameer Harish, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Ivan K. Blumenthal, Esq.

Merav Gershtenman, Esq.

Sichenzia Ross Friedman Ference LLP

Jeffrey J. Fessler, Esq.

Stephen A. Cohen, Esq.

Marcum LLP

Anthony Basile

Mitchell Watt